Weil, Gotshal & Manges LLP
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CA 94065

September 30, 2005

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 05-10
Washington, D.C. 20549-0510
Attention: Pamela Long, Assistant Director

Re:
Altra Industrial Motion, Inc.
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-124944

Dear Ms. Long:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4 (the "Form S-4") of Altra Industrial Motion, Inc. (the "Company") in the letter dated August 29, 2005 (the "Comment Letter") addressed to the undersigned.

        On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 to the Form S-4 (the "Amendment") that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff's comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers contained in the Amendment.

General

  1.
  We note your response to prior comment one. It appears that the only additional exhibits filed were the accountants' consents. Please file all exhibits, particularly the letter of transmittal and legality opinion, as soon as possible to allow us adequate time to review these materials.

        The Company has filed with the Amendment all exhibits, including the legality opinion and the letter of transmittal, required to be filed.

  2.
  In your amended filing, please include an updated consent of the independent public accountants.

        The Company has filed an updated consent of its independent public accountants. See Exhibits 23.1 and 23.2.

  3.
  Please update your filing to include interim financial statements as of and for the six months ended June 30, 2005. Refer to Rule 3-12 of Regulation S-X. Please similarly update your unaudited pro forma statement of income. Please be advised that although the acquisition occurred prior to the six months ended June 30, 2005, Rule 11-02(c)(2) of Regulation S-X still requires you to disclose a pro forma income statement for the six months ended June 30, 2005, as if the acquisition occurred on January 1, 2004.

        The Company has included interim financial statements as of and for the six months ended July 1, 2005. As discussed during our telephonic conference on September 6, 2005, the Company's results include the effects of the Acquisition and the related transactions in its historical financial statements as of and for the six months ended July 1, 2005. As such there are no material differences between the Company's historical financial statements and the results that would be presented in unaudited pro forma financial statements that assumed the Acquisition and the related transactions occurred on

January 1, 2004. To this effect the Company has provided disclosure in the existing Unaudited Pro Forma Financial Statements.

Security, page 10

  4.
  We note your response to prior comment 11; however, it appears this information has not been included on page 10 as stated in your response. Please revise.

        The Company has amended the filing to provide the book value of the assets that are securing the new notes as of July 1, 2005 and has revised the risk factors section to include similar disclosure, as follows: "The net book value of the assets securing the registered notes was approximately $234.8 million as of July 1, 2005." See pages 10 and 15.

Unaudited Pro Forma Financial Statements, page 37

  5.
  We have reviewed your response to prior comment 23. Please clarify for us how the $600 and $980 you have recognized in your pro forma income statement related to additional expenses that you anticipate incurring as a stand alone entity meet the factually supportable criterion in Rule 11-02 of Regulation S-X. Please explain in detail how you have estimated each of the individual components of these estimates. In this regard, please tell us whether you have executed contracts or consummated transactions to support the amounts you have estimated.

        The expenses recognized in pro forma adjustment #2 of $600 and $980 relate to two different estimates. The Predecessor's parent had a materials sourcing office in China that provided support to the Predecessor and all of its affiliates. The Company was unable to acquire this entity in the Acquisition. As a result, the Company needed to establish a materials sourcing organization in China to support the operations that were acquired. The $600 adjustment represents the costs associated with establishing this sourcing operation. The costs associated with this adjustment consist of renting office space (lease entered into December 6, 2004), the costs associated with running this office (utilities, supplies, etc. which were estimated for the year based on the actual amounts incurred prior to our original S-4 filing in May 2005) and annualized salary costs for the 5 individuals hired for this operation, including one U.S. expatriate. To date, the costs associated with the Company's Chinese sourcing operation have been consistent with its estimates used for its pro forma adjustment. The Company believes that since it has a lease, employment contracts and history associated with the office expenses, it meets the factually supportable criteria in Rule 11-02 of Regulation S-X for the $600 adjustment. Additionally, all costs were attributable to the Acquisition and will have a continuing impact on the Company.

        The $980 adjustment relates to the additional expenses anticipated to be incurred as a stand alone public entity. The most significant portion of this estimate, approximately $680, relates to the establishment of a corporate finance function. None of the Predecessor's corporate finance function joined the Company as part of the transaction and therefore the Company needed to establish this function. This included the hiring of a Chief Financial Officer in January 2005, a Corporate Controller in May 2005 and a Director of Tax in May 2005. These three positions were filled prior to the Company's initial S-4 filing on May 16, 2005 and therefore the costs were factually supportable. These costs were also directly attributable to the Acquisition and will have a continuing impact on the Company. The second component of the adjustment, approximately $150, relates to estimates for additional tax compliance costs. As a stand alone entity the Company now must file its own U.S., state and foreign tax returns, which were not a cost of the Predecessor as they belonged to a much different organizational structure previously (see comment #9 for additional information). The Company's estimate of these costs includes tax filing fees and the costs of U.S. and foreign accounting firms to assist with this compliance effort. To date, the fee estimates submitted by the accounting firms have been consistent with the Company's estimates of the additional tax compliance costs. The final component of the Company's estimate, approximately $150, relates to additional legal costs associated with being a stand alone reporting entity. The Company now requires the services of attorneys to review its SEC filings which was not a requirement of the Predecessor as they were a private company. This is the largest component of the legal cost estimate. Additionally, the Predecessor's parent had a corporate legal function that was used for various legal matters such as contract review, insurance claims, etc. As a stand alone entity, the Company no longer has this support. The Company estimated the annual cost to review SEC filings based on the incurred costs associated with its initial S-4 filing which was felt to be in line with the legal review effort required for its ongoing periodic reporting requirements (Forms 10-K, 10-Q and 8-K). To date, the costs associated with its corporate finance function, tax compliance and legal matters have been consistent with its estimates used for its pro forma adjustment.

Selected Historical Financial Data, page 39

  6.
  We have noted your response to prior comment 27 that you have amended your filing to include the pro forma ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period. Please advise as to where in your amended filing you have included this information.

        Per your previous comment #28, the Company relocated the ratio of earnings to fixed charges table to page 2. The Company included the pro forma ratio of earnings to fixed charges for the most recent fiscal year which was 1.2x. See page 2. As discussed in our telephonic meeting on September 20, 2005, the Company has not included the pro forma ratio of earnings to fixed charges for the latest interim period as its historical results for that period reflected fully the Acquisition and the related transactions and there would be no material differences between the historical interim financial statements and pro forma interim financial statements. Therefore, only the ratio of earnings to fixed charges for the latest historical interim period has been presented. Please see our response to your comment #3 for additional discussion.

Non-GAAP Financial Measures, page 44

  7.
  We note your revised disclosures in response to prior comment 30. Due to the acquisition of PTH from Colfax, as well as the acquisition of Kilian, the successor's book basis has been stepped up to fair value, such that the successor has additional depreciation, amortization, and financing costs, as compared to the predecessor's financial statements, as disclosed in your pro forma financial statements. Please disclose this fact, as well as any other differences between the predecessor and successor entities, including differences in accounting policies and management.

        The Company has revised its amended filing to include the following additional disclosure, "…and the successor's book basis has been stepped up to fair value such that the successor has additional depreciation, amortization and financing costs." There are no other material differences and the predecessor and successor entities' accounting policies and manufacturing plant financial management are the same. While senior corporate management has changed, the process for accounting and financial reporting has not changed.

Results of Operations, page 46

  8.
  Please disclose the nature of your other non-operating expense of $250 and the reason for its change for the three months ended April 1, 2005, as compared with the three months ended March 31, 2004.

        The expense of $250 is related to management fees charged by Genstar, which commenced as a result of the Acquisition. These expenses have been properly classified in selling, general and administrative expenses for the six month period ended July 1, 2005 and amounted to $500 for the six month period. The management fees charged by Genstar have been disclosed under "Certain Relationships and Related Party Transactions" and in the Related Parties footnote to the Company's financial statements.

  9.
  Please provide additional disclosure regarding the significant change in percentage of your provision for income taxes for the three months ended April 1, 2005 (40%) compared with three months ended March 31, 2004 (7.5%). We have noted your disclosure on page F-53 that this change in percentage is due to the impact of non-U.S. tax rates and permanent differences. Please discuss in your disclosure the material changes in your non-U.S. tax rates and the results of material permanent differences.

        The Company has provided additional disclosure regarding the change in percentage between its provision for income taxes for the six months ended July 1, 2005, 40.0%, compared with the six months ended June 30, 2004, 10.3%, as follows, "The Predecessor and its affiliates were part of a tax and legal structure which was entirely different than the Company's current structure. In addition to differences in organizational structure, the Predecessor was subject to different tax laws and had tax attributes different than those of the Company, which resulted in an increase in its tax rate during 2005." The disclosure on page F-53 discusses the difference between the Company's effective tax rate and the statutory tax rate, not the difference between the Company's effective tax rate and the Predecessor's effective tax rate. The difference between the Company's effective tax rate and the statutory tax rate caused by the non-U.S. tax rates and permanent differences is not material.

The Sarbanes-Oxley Act of 2002 and Material Weakness in Internal Control, page 55

  10.
  We note your revised disclosure on pages 54 and 55. Please update your risk factor section accordingly.

        The Company has amended its disclosure in the risk factor section to include the specific steps taken to remediate the material weakness identified by its independent auditors as of December 31, 2004 by including the following additional disclosure: "These steps include the recent hiring of a Corporate Controller as well as a Corporate Director of Taxation which significantly strengthens the Company's corporate financial reporting capabilities. Additionally, the Company is in the process of hiring additional corporate accounting resources and establishing an internal audit department." See page 21.

Products, page 59

  11.
  We note in your response to prior comment 39 that you have concluded that you operate in one reportable segment for the development, manufacturing and sales of mechanical power transmission products. We also note that your chief operating decision maker (CODM) receives consolidated operating results to make decisions about allocating resources. Please clarify for us how your CODM allocates resources amongst your different operations, if your CODM only receives consolidated information. As part of your response, please provide us with all financial information received by your CODM on a regular basis.

        As discussed in our telephonic conference of September 20 with the Accounting Staff, the Company has restrictive debt covenants regarding company-wide capital expenditures, which is its most significant resource to allocate. The CODM reviews consolidated financial information to determine company-wide performance and financial position to determine resources available for allocation. The CODM reviews all capital expenditure requests and approves them on their individual merits, versus the operating performance of the specific manufacturing plant requesting the capital. If a capital expenditure request has an internal rate of return that is the most beneficial to the Company and it is within our covenant restrictions, then it is approved by the CODM. Likewise, all headcount additions must be approved by the CODM. Due to our high level of debt, cash flow is extremely critical and we cannot add new payroll costs indiscriminately. Therefore, the CODM must approve all employee additions, which includes new positions as well as replacements for existing positions. Even if a manufacturing plant is doing well financially and could absorb the cost of an additional employee, the CODM may reject the employee requisition based on companywide staffing levels and cost objectives.

        Per our discussion via telephone on September 21, 2005, we have provided the financial information that you requested, that is given to the Company's CODM on a regular basis.

3. Acquisitions, page F-14

  12.
  We have reviewed your response to prior comment 49 and 50. In your critical accounting policies, please disclose how you determined the fair value and useful lives of your trademarks and customer relationships, as well as any uncertainties or risks of change in the assumptions underlying your estimates.

        The Company has revised its disclosure in the critical accounting policies to disclose how it determined the fair value and useful lives of its intangible assets, as well as the uncertainties or risks associated with the underlying assumptions as follows, "In valuing the customer relationships, tradenames and trademarks and product technology intangible assets, the Company utilized variations of the income approach. The income approach was considered the most appropriate valuation technique because the inherent value of the these assets is their ability to generate current and future income…The estimated lives were determined by calculating the number of years necessary to obtain 95% of the value of the discounted cash flows of the respective intangible asset… Tradenames and trademarks were determined to be indefinite lived assets based on the criteria stated in paragraph 11 in SFAS No. 142, Goodwill and Other Intangible Assets. All indefinite lived intangible assets are reviewed at least annually to determine if an impairment exists. An impairment could be triggered by a loss of a major customer, discontinuation of a product line, or a change in any of the underlying assumptions utilized in estimating the value of the intangible assets. If an impairment is identified it will be recognized in that period." See page 43.

12. Related-Party Transactions, page F-29

  13.
  We note your revised disclosure in response to prior comment 52. Please tell us why your estimate of $1.0 million of additional costs if you were a stand alone entity differs from the $600 and $980 in pro forma adjustment (2) on page 38.

        As noted in the Company's response to your comment #5, the $600 related to costs associated with the Chinese materials sourcing operation and the $980 related to the additional costs of being a stand alone reporting entity, such as creating a corporate finance department and additional tax and legal compliance costs. The $1.0 million disclosed in the Company's Related-Party Transactions footnote only related to the $980, as it had deemed these to be the additional costs that were required to be disclosed. Per our telephone conversation on September 20, 2005, the Company has revised the footnote to disclose the estimated costs of the materials sourcing operation as follows, "The Predecessor utilized a materials sourcing operation located in China, that was operated by Colfax for the benefit of all affiliated entities. Management estimates that expenses would increase approximately $.6 if the Predecessor had to operate this sourcing function on a stand alone basis." See page F-29.

  14.
  Based on your response to prior comment 53, we note that you capitalized the Genstar transaction services fees of $4.4 million as either acquisition-related transaction costs or deferred financing costs. Given that Genstar is your principal shareholder, please tell us whether you view these fees as internal costs incurred by your parent on your behalf and the basis for your conclusion. If so, please tell why you do not believe that these internal costs should be expensed as incurred, pursuant to paragraph A.8 of SFAS No. 141.

        The Company does not view the Genstar transaction service fees as internal costs incurred by its parent on its behalf. The Company views the costs incurred by Genstar to be similar to costs that would be incurred if it had contracted with a third-party investment banking firm or venture capital firm that would have been capitalized versus expensed. Absent Genstar providing these services to the Company would have used an alternative expert. Pursuant to paragraph A.8 of SFAS No. 141, the Company views the Genstar transaction service fees to be direct costs of the business combination and related financing transactions, such as a finder's fee, fees paid to outside consultants for accounting, legal, or engineering investigations or for appraisals. Therefore, they should be capitalized and not expensed as incurred.

16. Guarantor Subsidiaries, page F-36

  15.
  We note your response to prior comment 54. If true, please revise your disclosure to clarify that all guarantors are 100%-owned by the parent as required by Rule 3-10(f) of Regulation S-X. Your disclosure presently states that the guarantors include all 100%-owned subsidiaries, which suggests that other entities, which are not 100%-owned, may also be guarantors.

        The Company has amended the filing to clarify that all guarantors are 100%-owned, as follows: "which are all 100% owned U.S. domestic subsidiaries of the Company". See page F-36.

Kilian Manufacturing Corporation and Kilian Canada ULC
Note I—Related Party Transactions, page F-78

  16.
  We note your response to prior comment 58. Please tell us why Kilian's selling, general and other operating expenses, as a percentage of Kilian's revenue, is substantially less than the comparable measure for PTH, although both businesses appear similar. In your management's discussion and analysis, please disclose any known trends or uncertainties that the Kilian acquisition has on your expenses, as a percentage of revenue. In addition, as previously requested, please disclose the method of allocating the cost of services provided by Kilian's parent to Kilian, your assertion that the method used is reasonable, and if practicable, your estimate of what the expenses would have been on a stand alone basis. See SAB Topic 1-B.

        Historically, Kilian's selling, general and other operating expenses as a percentage of revenue have been less than PTH due to the fact that a majority of Kilian's sales were generated without the use of salesmen ("plant sales"). These plant sales did not require a separate selling support function, and Kilian was able to reduce the number of internal sales employees and reduce the amount of commissions paid to outside salesmen, thus reducing their total selling expenses. Since the Acquisition, Kilian has now been included in the company-wide sales function, marketing and other corporate support functions. The Company has revised its management's discussion and analysis to disclose the impact of Kilian's expenses as a percentage of net sales as follows, "Excluding Kilian, selling, general and administrative expenses, as a percentage of net sales, increased from 16.9% in the first half of 2004 to 17.5% in the same period in 2005, primarily due to the amortization of intangibles and the management fee paid to Genstar." See page 46.

        The Kilian financial statements have been reissued, and are included in the Company's amended filing, to include the following disclosure, "Certain corporate and administrative services were performed for the Company by Torrington/Timken personnel. Such services consisted primarily of executive management, accounting, legal, tax, treasury and finance. Services were allocated to the Company to the extent that they were identifiable, clearly applicable to the Company and factually supported as attributable to the Company. Management believes that this method of allocation is reasonable and it is consistent throughout all periods presented. No significant amounts are included in the Company's financial statements for such services." See page F-78.

Exhibit 12.1

  17.
  Please include a ratio of earnings to fixed charges in your amended filing that includes the ratio for the current interim period in accordance with Item 503(d) of Regulation S-K.

        The Company has amended Exhibit 12.1 to include the ratio of earnings to fixed charges for the six months ended July 1, 2005. See Exhibit 12.1.

        Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (212) 310-8172 or my colleague Ryan Gallagher at (650) 802-3023.

Best Regards, /s/ TODD R. CHANDLER Todd R. Chandler, Esq.